December 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Martin James, Senior Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Tara Harkins, Senior Staff Accountant

Re:	Semiconductor Manufacturing International Corporation

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 25, 2016

File No. 001-31994

Ladies and Gentlemen:

Semiconductor Manufacturing International Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 29, 2016 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and filed with the Commission on April 25, 2016. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response. The numbered paragraph below corresponds to the numbered paragraph of the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	In the first sentence of the audit opinion on page F-2, words similar to “for the years then ended” are missing after the phrase “and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows.” Please amend your Form 20-F to include an audit report that clearly identifies the financial statements that were audited. Refer to PCAOB Auditing Standards 3101.08.

RESPONSE: In response to the Staff’s comment, the Company has amended its Form 20-F to include a revised report from its Independent Registered Public Accounting Firm as requested. Please see page F-2 of the Company’s Form 20-F/A filed with the Commission on the date hereof (the “Amended Form 20-F”).

2.	Beginning on page F-96, you include financial information of the parent company in Schedule I as of December 31, 2014 and 2015, and for the years ended December 31, 2013, 2014, and 2015, respectively. However, we note that the audit reports on pages F-2 and F-3 do not identify the financial schedule as being audited as required by Rule 5-04(c) of Regulation S-X. The audit report on page F-2 does not refer to the schedule and while the audit report on page F-3 refers to the financial statement schedule, it does not specify the period for which that auditor is taking responsibility – e.g., the financial statement schedule as of and for the year ended December 31, 2013. Please have your auditors revise their reports to properly identify and opine on their audits of the financial statement schedule.

RESPONSE: In response to the Staff’s comment, the Company has amended its Form 20-F to include revised reports from its Independent Registered Public Accounting Firms as requested. Please see page F-2 and F-3 of the Amended Form 20-F.

Consolidated Statement of Profit or Loss and Other Comprehensive Income, page F-4

3.	In future filings clearly identify each of the primary financial statements and include the name of the reporting entity on each statement. Refer to the guidance in IAS 1.51(a).

RESPONSE: In response to the Staff’s comment, the Company has amended its Form 20-F to include the name of the reporting entity on each of the primary financial statements as requested. Please see page F-4 to F-8 of the Amended Form 20-F.

Note 39. Financial Instruments, page F-83

4.	We note on page F-91 that you refer to a level 3 derivative financial asset that is measured by the Binational Model. If you meant to say the Binomial Model, please revise in future filings. If not, please describe to us the Binational model. Refer to IFRS 13.

RESPONSE: The Company advises the Staff that the Company meant to use the term “Binomial Model” on page F-91. The Company has corrected the term in the Amended Form 20-F and will use the correct term in future filings

Please direct your questions or comments regarding the Company’s responses to the undersigned at YONGGANG_GYG@smics.com or via facsimile at +86 21 5080-4000 ext. 30183. Please also feel free to contact our legal counsel, Eva Wang, at ewang@fenwick.com / (650) 335-7878 or via facsimile at (650) 938 5200. Thank you for your assistance.

Very truly yours,

/s/ Gao Yonggang
Gao Yonggang
Chief Financial Officer